UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   February 3, 2006



ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway
Decatur, Illinois   **62526**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(217) 424-5200**

　　　　Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐　　　　Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐　　　　Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐　　　　Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐　　　　Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On February 3, 2006, the Board of Directors of Archer-Daniels-Midland Company (ADM) elected Antonio Maciel Neto as a Director of ADM to serve until the 2006 annual meeting of stockholders and until his successor is duly elected and qualified. Mr. Maciel will serve on the Compensation/Succession and Nominating/Corporate Governance Committees. A copy of the press release announcing the election of Mr. Maciel is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits   The following exhibit is filed herewith:

99.1   Press release dated February 7, 2006 announcing the election of Antonio Maciel Neto as a Director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: February 7, 2006   By   /s/ David J. Smith
                                      David J. Smith
                                      Executive Vice President, Secretary and
                                        General Counsel

EXHIBIT INDEX

Exhibit	Description	Method of Filing
99.1	Press Release dated February 7, 2006	Filed Electronically



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, Il 62526

News Release

February 7, 2006   **FOR IMMEDIATE RELEASE**

ANTONIO MACIEL NETO ELECTED TO
ARCHER DANIELS MIDLAND COMPANY BOARD OF DIRECTORS

Archer Daniels Midland Company (NYSE: ADM) today announced the election of Antonio Maciel Neto as a director, thereby increasing the size of its Board of Directors to ten.

Mr. Maciel is President of Ford South America Operations and a Ford Motor Company Vice President. He joined Ford Motor Company in 1999 as President of Ford Brazil. Prior to joining Ford Motor Company, he previously served as President of Grupo Itamarati, Ferronorte Participações S.A. and Cecrisa Revestimentos Cerâmicos S. A. He also served on the Board of Directors of Gradiente Eletrônica S.A. Additionally, he worked ten years for Petrobras S.A. and three years at the Industry and Trade Ministry of the Brazilian government.

Mr. Maciel is a native of Apucarana, in the State of Paraná, Brazil. He holds a mechanical engineering degree from the Federal University of Rio de Janeiro (UFRJ), and has also completed specialized studies in Petroleum Industry Equipment at UFRJ-Petrobras.

Archer Daniels Midland Company (ADM) is a world leader in agricultural processing. ADM is one of the world's largest processors of soybeans, corn, wheat and cocoa. ADM is also a leader in the production of soy meal and oil, ethanol, corn sweeteners and flour. In addition, ADM produces value-added food and feed ingredients. Headquartered in Decatur, Illinois, ADM has over 25,000 employees, more than 250 processing plants and net sales for the fiscal year ended June 30, 2005 of $35.9 billion. Additional information can be found on ADM's Web site at http://www.admworld.com.

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From: Brian Peterson, Senior Vice President-Corporate Affairs
217/424-5413